October 22, 2018

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ameri Holdings, Inc.
Registration Statement on Form S-1
File No. 333-227011

Ladies and Gentlemen:

On behalf of Ameri Holdings, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), one complete copy of Amendment No. 2 (the “Second Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), for the resale of common stock of the Company.

This letter also responds to the comments received from the staff of the SEC in its comment letter dated October 19, 2018 with respect to the Registration Statement.

Courtesy copies of this letter and the Second Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: Tim Buchmiller) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto.  All page numbers referred to in the responses in this letter correspond to the page numbers of the Second Amendment.

October 22, 2018

Response Letter submitted October 18, 2018

Private Placement, page 3

1.
We note your response to prior comment 1. However, the number of shares indicated in your table on page 35 as offered for resale if no adjustments are made does not appear to reconcile to your disclosure regarding the number of securities sold. Please revise as appropriate.

Response:  In response to the staff’s comment the disclosure on pages 3-4, 34 and II-4 has been revised to correct previously rounded numbers and provide the specific number of securities sold at the closing of the private placement, which numbers are now consistent with the number of shares offered for resale if no adjustments are made as set forth in the table on page 35.

2.
Revise your disclosure regarding the total number of shares that could become issuable under the agreements to clarify how you calculated those numbers. Address the number of shares that do not underlie warrants, the number of shares underlying the pre-funded warrants, and the number of shares underlying the warrants that are not pre-funded separately.

Response:  In response to this comment, the disclosure on pages 5 and II-5 has been revised to clarify how the maximum number of shares issuable was calculated, including the number of shares that do not underlie warrants, the number of shares underlying the pre-funded warrants, and the number of shares underlying the warrants that are not pre-funded.

The Company hereby acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement; (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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October 22, 2018

Should any member of the SEC’s staff have any questions or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 451-2289 or Jason Cabico at (212) 451-2395.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Mr. Brent Kelton
Mr. Barry Kostiner